5711 S 86TH CIR • PO BOX 27347 • Omaha NE 68127-0347 Executive Office: (402) 596-8900 • Fax (402) 592-4006 Internet: www.infoUSA.com
FOR IMMEDIATE RELEASE MARCH 28, 2005 infoUSA INC.

CONTACT:
VIN GUPTA — CHAIRMAN & CHIEF EXECUTIVE OFFICER
Phone: (402) 596-8900 · Fax: (402) 339-0265
E-Mail: vin.gupta@infousa.com
RAJ DAS — CHIEF FINANCIAL OFFICER
Phone: (402) 593-4517 · Fax: (402) 339-0265
E-Mail: raj.das@infousa.com
LAUREL GUPTA — DIRECTOR, INVESTOR RELATIONS
Phone: (402) 593-4535 · Fax: (402) 339-0265
E-Mail: laurel.gupta@infousa.com

infoUSA TERMINATES TENDER OFFER FOR DIGITAL IMPACT

OMAHA, NE — March 28, 2005 — infoUSA Inc. (Nasdaq:IUSA) today announced that it has terminated its $2.00 net per share offer for all of the outstanding shares of common stock, together with the associated preferred stock purchase rights, of Digital Impact, Inc. (Nasdaq:DIGI) following Digital Impact’s announcement that it has reached a definitive agreement with Axicom Corporation (Nasdaq: ACXM) to acquire Digital Impact for $3.50 per share. No Digital Impact shares were purchased by infoUSA pursuant to the offer, and all tendered shares will be returned promptly.

Commenting on the termination of the offer, Vin Gupta, Chairman & Chief Executive Officer of infoUSA, said: “We commend the Digital Impact board of directors for entering into this agreement with Axicom and in doing so taking seriously the best interests of the Digital Impact stockholders. We are pleased for the Digital Impact stockholders. We reserve the right, from time to time, to enter into transactions with respect to Digital Impact shares in the open market or in privately negotiated transactions, subject to applicable securities law.”

About infoUSA

infoUSA Inc. (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.